UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                        George Foreman Enterprises, Inc.
                        --------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    372481101
                                    ---------
                                 (CUSIP Number)

                             Richard G. Thorpe, Esq.
                   Kirkpatrick & Lockhart Nicholson Graham LLP
                            Henry W. Oliver Building
                              535 Smithfield Street
                              Pittsburgh, PA 15222
                                 (412) 355-6500
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                November 15, 2005
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check
the following box: |_|

                                  SCHEDULE 13D
CUSIP No. 372481101
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            George Foreman
_______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)   |_|
                                                            (b)   [x]
_______________________________________________________________________________
3)    SEC USE ONLY
_______________________________________________________________________________
4)    SOURCE OF FUNDS                    OO
_______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e)                                                      |_|
_______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                        United States
_______________________________________________________________________________
                           7)    SOLE VOTING POWER
NUMBER OF                              1,659,290 (1)
SHARES                _________________________________________________________
BENEFICIALLY               8)    SHARED VOTING POWER
OWNED BY                               269,963 EACH
REPORTING             _________________________________________________________
PERSON                     9)    SOLE DISPOSITIVE POWER
WITH                                   1,659,290 (1)
                      _________________________________________________________
                          10)    SHARED DISPOSITIVE POWER
                                       269,963
_______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                       1,929,253 (1)
_______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                  |_|
_______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                       36.97%
_______________________________________________________________________________
14) TYPE OF REPORTING PERSON
                                       IN
_______________________________________________________________________________

_______________________
(1) Includes an option to purchase 129,500 shares of Common Stock, all of which are immediately exercisable.

                                  SCHEDULE 13D
CUSIP No. 372481101
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            George Foreman Productions, Inc.                      74-2713432
 ______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)   |_|
                                                            (b)   [x]
_______________________________________________________________________________
3)    SEC USE ONLY
_______________________________________________________________________________
4)    SOURCE OF FUNDS                       OO
_______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e)                                                      |_|
_______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                     Nevada
_______________________________________________________________________________
                      7)    SOLE VOTING POWER
NUMBER OF                             0
SHARES            _____________________________________________________________
BENEFICIALLY          8)    SHARED VOTING POWER
OWNED BY                              269,963
EACH              _____________________________________________________________
REPORTING             9)    SOLE DISPOSITIVE POWER
PERSON                                0
WITH              _____________________________________________________________
                     10)    SHARED DISPOSITIVE POWER
                                      269,963
_______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      269,963
_______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                  |_|
_______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      7.5%
_______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                      CO
_______________________________________________________________________________

                                  Introduction.

      This amends and supplements the Schedule 13D dated August 25, 2005 (the "Schedule"), filed with the Securities and Exchange Commission by George Foreman and George Foreman Productions, Inc., a Nevada corporation ("GFP"), with respect to the common stock, par value $0.01 per share ("Common Stock"), of George Foreman Enterprises, Inc. (the "Company") and with respect to certain membership interests ("Membership Interests") owned by Mr. Foreman and GFP in George Foreman Ventures LLC, a Delaware corporation and majority owned subsidiary of the Company ("GFV LLC").

      Item 3 of the Schedule, "Source and Amount of Funds or Other Consideration," is amended and supplemented by adding the following:

      On November 15, 2005, the Company granted to George Foreman an option to purchase 129,500 shares of Common Stock at an exercise price of $3.80 per share, all of which are immediately exercisable.

      Item 5(a)-(b) of the Schedule, "Interest in Securities of the Issuer," is amended and restated as follows:

            (a) By virtue of his Membership Interest in GFV LLC, Mr. Foreman may be deemed to directly beneficially own the 1,529,790 shares of Common Stock into which such Membership Interest will become exchangeable. Because Mr. Foreman owns all of the outstanding securities of GFP, he may also be deemed to indirectly beneficially own all of the Common Stock which may be deemed to be directly beneficially owned by GFP. Accordingly, by virtue of GFP's Membership Interest in GFV LLC, Mr. Foreman may be deemed to indirectly beneficially own the 269,963 shares of Common Stock into which such Membership Interest will become exchangeable.

            Mr. Foreman may also be deemed to beneficially own 129,500 shares of Common Stock which are acquirable by Mr. Foreman upon exercise of an option.

            Consequently, George Foreman may be deemed to beneficially own a total of 1,929,253 shares of Common Stock. Based on 3,289,006 shares of Common Stock outstanding on November 21, 2005, as reported in the Issuer's quarterly report on Form 10-QSB for the quarter ended September 30, 2005, and, in accordance with Rule 13d-3(d)(1)(i) under the Act, assuming all shares of Common Stock that Mr. Foreman may be deemed to beneficially own are outstanding, Mr. Foreman may be deemed to beneficially own approximately 36.97% of the outstanding Common Stock.

            By virtue of its Membership Interest in GFV LLC, GFP may be deemed to beneficially own the 269,963 shares of Common Stock into which such Membership Interest will become exchangeable. Based on 3,289,006 shares of Common Stock outstanding on November 21, 2005, and, in accordance with Rule 13d-3(d)(1)(i) under the Act, assuming all shares of Common Stock that GFP may be deemed to beneficially own are outstanding, GFP may be deemed to beneficially own approximately 7.5% of the outstanding Common Stock.

            (b) Upon the exchange of all of the Membership Interests owned by him and by GFP and upon the exercise of an option to purchase shares of Common Stock, Mr. Foreman shall have sole voting and dispositive power over 1,929,253 shares of Common Stock and shared voting and dispositive power over 269,963 shares of Common Stock. Upon the exchange of all of its Membership Interests, GFP shall have shared voting and dispositive power over 269,963 shares of Common Stock.

                                   SIGNATURES
                                   ----------

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: November 23, 2005


                                       /s/ Richard G. Thorpe
                                       ----------------------------------------
                                       Richard G. Thorpe, Attorney-in-Fact for
                                       George Foreman


                                       GEORGE FOREMAN PRODUCTIONS, INC.

                                       By: /s/ Richard G. Thorpe
                                           ------------------------------------
                                       Richard G. Thorpe, Attorney-in-Fact for
                                       George Foreman, President, Secretary and
                                       Treasurer of George Foreman Productions,
                                       Inc.